

February 8, 2011

VIA U.S. MAIL

Gammon Gold Inc.
c/o CT Corporation System
111 Eighth Avenue
New York, New York 10011

>   **Re: Gammon Gold Inc.**
>   **Amendment No. 3 to Registration Statement on Form F-4**
>   **Filed February 7, 2011**
>   **File No. 333-170370**

Dear Sir or Madam:

    We have reviewed your amended registration statement and your response letter dated February 7, 2011, and we have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form F-4

General

1.   We note the disclosure you provided in response to prior comment 1 from our letter to you dated February 1, 2011. In the press release included in the Form 8-K filed by Capital Gold Corporation late in the day of February 1, 2011, Capital Gold announced "its determination to terminate its consideration of the proposal submitted by Timmons…." In describing the press release, the text of the Form 8-K indicates in part that "the Company issued a press release announcing that it has discontinued negotiations

with Timmins Gold regarding the proposal by Timmins to enter into a business combination with the Company." However, the amended Form F-4 does not provide all this information, instead indicating only that "the CGC board of directors determined that the Timmins December Proposal is not a superior proposal and issued a press release to that effect." Please revise the corresponding disclosure in the Form F-4 to make clear that Capital Gold has both terminated its consideration of the Timmins offer and that it has discontinued negotiations with Timmins.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sirimal R. Mukerjee at (202) 551-3340 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jeffrey D. Symons, Esq.
Jason K. Zachary, Esq.
Kirkland & Ellis LLP
(212) 446-4900 (fax)